UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 23, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

Taro Schedules Extraordinary General Meeting for March 27, 2014

HAWTHORNE, N.Y. — January 23, 2014 — Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that it has decided to schedule an extraordinary general meeting of shareholders (the “Meeting”), for March 27, 2014. The agenda for the Meeting will be the ratification of certain resolutions adopted by the Company’s shareholders at its 2013 annual general meeting (“2013 AGM”).

Certain resolutions on the agenda for the 2013 AGM were subject to special approval provisions under Israeli law, requiring approval by the majority of the total votes of non-controlling shareholders or shareholders who do not have a personal interest in the resolutions.  Following the 2013 AGM, the Company has learned that voting forms used by certain shareholders, which were not prepared by the Company, may not have informed the shareholders of their obligation to inform the Company if they are controlling shareholders or if they have a personal interest in these resolutions, and is therefore calling the Meeting for the purpose of having these resolutions ratified.  Each of these resolutions was duly adopted at the 2013 AGM, all proxy material prepared by the Company did inform shareholders of their disclosure obligations, and the Company has not received any evidence to indicate that any votes were improperly included of controlling shareholders or shareholders who had a personal interest in these resolutions.  Nevertheless, in order to address any procedural irregularities which may have occurred, through no fault of the Company, Taro has decided to call the Meeting for the purpose of ratifying these resolutions.

The resolutions to be included in the agenda for the Meeting are (i) approval of the Company’s compensation policy, (ii) approval of compensation to three of its directors (Dilip Shanghvi, Sudhir Valia and Kal Sundaram), and (iii) re-election of its external directors (Ilana Avidov Mor and Dan Biran).

The Company will issue a proxy statement for the Meeting, which will be held on March 27, 2014, at 10:00 a.m. (Israel time), at the Company’s offices, 14 Hakitor Street, Haifa Bay 26110, Israel.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.